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11020621

SECURITI[ES AND EXCHANGE COMMI]SION

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SEC FILE NUMBER
8- 40696

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
RECEIVED
APR 12 2011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
First American Municipals, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

606 Corporate Drive
(No. and Street)

Langhorne (City) PA (State) 19047-8013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia K. Poprik (215) 504-9300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia K. Poprik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First American Municipals, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Patricia K Poprik
Signature

President
Title

Mary Alice Benonis
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First American Municipals, Inc.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2010 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

<u>Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3</u>

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

FIRST AMERICAN MUNICIPALS, INC.
606 CORPORATE DRIVE
LANGHORNE, PA 19047
215-504-9300
FAX 215-504-4324

NEW YORK OFFICE
111 JOHN ST., 26TH FLOOR
NEW YORK, NY 10038
212-385-9470
FAX 212-385-9483

April 11, 2011

SEC MAIL PROCESSING
RECEIVED
APR 12 2011
WASHINGTON, D.C.
189
SEC

Ms. Kimberly Cooper
Principal Regulatory Coordinator
FINRA
1835 Market Street
Suite 1900
Philadelphia, PA 19103-2932

RE: First American Municipals, Inc. Annual Audit Report

Dear Ms. Cooper,

This letter and the attached schedules are submitted in response to your correspondence to us dated March 30, 2011.

We confirm that our firm is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), not paragraph (k)(2)(i). In our originally filed Annual Audit Report paragraph (k)(2)(i) was cited as the exemption section on Schedule II, page 14. This was a typographical error. Footnote No. 5 to our financial statements "Computation for Determination of Reserve Requirements" contains the correct exemption paragraph.

We attach the following information to this letter:

1. A copy of your correspondence.

2. A revised Form X-17A-5 PART III Facing Page with signed and notarized Affirmation.

3. A corrected page 14 to our Annual Audited Report indicating the correct exemption paragraph.

In addition to your office, we will also file this document with the Securities and Exchange Commission in Washington, D.C. and our regional Securities and Exchange Commission office in Philadelphia, PA.

Thank you for your correspondence and please accept our sincere apologies for the error.

Very truly yours,

First American Municipals, Inc.

Patricia K. Poprik
President

cc: Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC

Securities and Exchange Commission
Mellon Independence Center
701 Market Street, Suite 2000
Philadelphia, PA 19106

FINRA

Financial Industry Regulatory Authority

BY CERTIFIED MAIL #7160 3901 9848 3227 8978

March 30, 2011

MAR 3 1 2011

Ms. Patricia Poprik
First American Municipals, Inc.
6060 Corporate Drive
Langhorne, PA 19047

RE: First American Municipals, Inc. Annual Audit Report

Dear Ms. Poprik:

This acknowledges receipt of your [year end date] annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Act (SEA) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that the audit report inaccurately claims the (k)(2)(i) exemption to SEC Rule 15c3-3 rather than the (k)(2)(ii) exemption as stated in the firm's membership agreement.

Based on the above, your filing does not comply with the requirements of the Rule. To that end, we urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC Regional District Office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 13, 2011. Questions may be addressed to the undersigned, at (215) 963-2618.

Very truly yours,

Kimberly Cooper

Kimberly Cooper
Principal Regulatory Coordinator

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Diane Hagy
Assistant Regional Director
Securities and Exchange Commission
Mellon Independence Center
701 Market Street, Suite 2000
Philadelphia, PA 19106

Sanville & Company
1514 Old York Road
Abington, PA 19001

1835 Market Street
Suite 1900
Philadelphia, PA
19103-2932

t 215 665 1180
f 215 496 0434
www.finra.org